Exhibit 99.1

DDC Enterprise Limited Announces First Half of 2025 Unaudited Financial Results

-	Achieved record net profit of US$5.2 million, compared to the net loss of US$5.2 million for the six months ended June 30, 2024. Changes in the fair value of Bitcoin contributed to US$3.8 million.

-	Shareholder equity increased by 202% to US$34.7 million compared to the year ended 31 December, 2024.

-	As at the end of the reporting period, the Company held 138 BTC and has been executing on the Bitcoin accumulation strategy. As of the reporting date, DDC’s total Bitcoin holdings reached 1,008 BTC and holdings translate to 0.121298 BTC per 1,000 DDC shares.

New York, September 4, 2025 (GLOBE NEWSWIRE) – DDC Enterprise, Limited. (the “Company”, “we” or “DDC”) (NYSE Amex: DDC), today announced its unaudited financial results for the first six months of 2025. (the “Reporting Period”)

Operational and Financial Highlights for the First Half of 2025

The Company launched its Bitcoin accumulation strategy in the first half of the year and has purchased Bitcoin as part of its long-term investment strategy and purchased 1,008 BTC as of the reporting date.

During the reporting period, the Company proactively scaled back its overseas operations in the US market due to lack of profitability and ongoing uncertainties in the Asian food segment. At the same time, the Company completed a joint venture in the China market that is expected to generate net profit totalling US$15.0 million for the coming 5 years. Domestically, China revenue increased steadily by 7.5% to US$15.6 million in the first half of 2025, compared with US$14.5 million in the same period of 2024.

Gross profit margin improved to 33% in the first half of 2025, compared to 26% in the same period of 2024 due to stringent supply chain optimization and ongoing cost control.

The Company reported a net profit of US$5.2 million in the first half of 2025, compared to the net loss of US$5.2 million in the same period of 2024, which was mainly attributable to improved margin, disciplined cost control and the fair value gain on the Bitcoins at the end of the reporting period.

During the reporting period, the Company refinanced approximately US$4.9 million of debt by converting it into Class A Ordinary shares.

ABOUT DAYDAYCOOK

DDC Enterprise Limited (NYSE: DDC) is spearheading the corporate Bitcoin treasury revolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset, executing a bold and accelerating accumulation strategy. While continuing to grow its portfolio of culinary brands, DDC is now at the vanguard of public companies integrating Bitcoin into their financial architecture.

Safe Harbor Statement

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, completion of the reverse split and removal of the trade halt are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy, performance of JV’s; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investors:

Yujia Zhai
Orange Group
ddc@orangegroupadvisors.com

Media:
pr@ddc.xyz

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

	For the Six Months Ended June 30，
	2024	2025
	RMB	RMB	US$

Revenues:
Product revenues	122,513,685	111,909,938	15,622,025
Service revenues	385,031	-	-
Total revenues	122,898,716	111,909,938	15,622,025

Cost of products	(91,031,202)	(74,575,130)	(10,410,288)
Cost of services	(81,873)	-	-
Total cost of revenues	(91,113,075)	(74,575,130)	(10,410,288)

Gross profit	31,785,641	37,334,808	5,211,737

Operating expenses:
Fulfilment expenses	(5,056,932)	(2,877,103)	(401,628)
Sales and marketing expenses	(9,669,218)	(2,517,469)	(351,425)
General and administrative expenses	(33,589,607)	(14,304,907)	(1,996,888)
Share based compensation	(9,240,373)	(3,151,323)	(439,908)
Total operating expenses	(57,556,130)	(22,850,802)	(3,189,849)

(Loss)/income from operations	(25,770,489)	14,484,006	2,021,888

Interest expenses	(8,488,238)	(1,173,379)	(163,797)
Interest income	1,419,568	675,860	94,346
Foreign currency exchange gain/(loss), net	(7,375)	(5,560)	(776)
Other income	142,683	1,162,890	162,333
Changes in fair value of digital assets	-	27,566,664	3,848,158

(Loss)/income before income tax expenses	(32,703,851)	42,710,481	5,962,152

Income tax expense	(4,042,618)	(5,576,837)	(778,496)
Net (loss)/income	(36,746,469)	37,133,644	5,183,656

Net (loss)/income attributable to ordinary shareholders	(36,746,469)	37,133,644	5,183,656

Net income attributable to non-controlling interest	4,404,877	8,990,337	1,255,003

Net (loss)/income attributable to DDC Enterprise Limited	(41,151,346)	28,143,307	3,928,653

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME – (Continued)

	For the Six Months Ended June 30，
	2024	2025
	RMB	RMB	US$

Other comprehensive income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes	(2,035,230)	(4,334,444)	(605,065)
Net unrealized gains on available-for-sale debt Securities	2,989,431	8,485,964	1,184,595

Total other comprehensive income	954,201	4,151,520	579,530

Comprehensive (loss)/income:	(35,792,268)	41,285,164	5,763,186
Comprehensive income attributable to non-controlling interests	4,404,877	8,990,337	1,255,003

Comprehensive (loss)/income attributable to DDC Enterprise Limited	(40,197,145)	32,294,827	4,508,183

Net (loss)/income per ordinary share
— Basic and diluted – Class A	(45.86)	7.41	1.03
— Basic and diluted – Class B	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	897,308	3,798,369	3,798,369
— Basic and diluted – Class B	875,000	875,000	875,000

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2024	2025
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	60,957,156	48,375,196	6,752,917
Short-term investment	130,055,727	131,338,206	18,334,107
Accounts receivable, net	33,146,088	25,403,144	3,546,142
Inventories	4,719,804	3,055,943	426,593
Prepayments and other current assets	148,267,234	205,716,329	28,716,892

Total current assets	377,146,009	413,888,818	57,776,651

Non-current assets
Long-term investments	8,490,163	8,490,163	1,185,181
Property, plant and equipment, net	573,775	475,348	66,356
Operating lease Right-of-use assets	5,154,258	4,396,733	613,760
Intangible assets, net	10,894,989	10,013,148	1,397,782
Goodwill	26,638,707	26,638,707	3,718,620
Other non-current assets	56,319,547	78,746,814	10,992,631
Digital assets	-	102,183,472	14,264,263

Total non-current assets	108,071,439	230,944,385	32,238,593

Total assets	485,217,448	644,833,203	90,015,244

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31,	June 30,
	2024	2025
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	50,500,000	47,440,000	6,622,369
Current portion of long-term bank borrowings	792,548	514,622	71,838
Accounts payable	24,308,952	24,836,371	3,467,024
Contract liabilities	12,377,171	11,178,152	1,560,410
Shareholder loans, at amortized cost	84,342,862	66,017,666	9,215,711
Amounts due to related parties	491,089	491,089	68,553
Accrued expenses and other current liabilities	192,237,718	195,710,852	27,320,183
Current portion of lease liabilities	2,037,862	1,652,552	230,687
Current portion of finance lease liabilities	29,847	29,847	4,166
Convertible loans, at amortized cost	3,500,000	3,500,000	488,581

Total current liabilities	370,618,049	351,371,151	49,049,522

Non-current liabilities
Long-term bank borrowings	4,463,550	4,509,229	629,464
Operating lease liabilities	3,584,743	3,283,462	458,354
Convertible loans, at fair value	10,076,081	23,473,345	3,276,753
Deferred tax liabilities	3,798,357	3,174,500	443,143
Other non-current liabilities	10,405,554	10,405,554	1,452,559

Total non-current liabilities	32,328,285	44,846,090	6,260,273

Total liabilities	402,946,334	396,217,241	55,309,795

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31,	June 30,
	2024	2025
	RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 8,000,000 shares and 200,000,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 3,150,169 shares and 8,307,583 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	8,984,639	21,717,617	3,031,662
Class B ordinary shares (US$0.016 par value per share, 875,000 shares and 1,750,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 875,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	96,589	96,589	13,483
Additional paid-in-capital	1,984,763,325	2,097,090,031	292,742,480
Accumulated deficit	(1,814,578,760)	(1,786,435,453)	(249,376,773)
Accumulated other comprehensive loss	(131,840,166)	(127,688,646)	(17,824,648)
Total shareholders’ equity attributable to DDC Enterprise Limited	47,425,627	204,780,138	28,586,204

Non-controlling interest	34,845,487	43,835,824	6,119,245

Total shareholders’ equity	82,271,114	248,615,962	34,705,449

Total liabilities and shareholders’ equity	485,217,448	644,833,203	90,015,244